Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Nomad Royalty Company Ltd. of our report dated March 30, 2022, relating to the consolidated financial statements, which appears in the Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-260929) of Nomad Royalty Company Ltd. of our report dated March 30, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in the Exhibit 99.1 incorporated by reference in this Annual Report, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
March 30, 2022